SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of April 4, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [ X ]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [ X ]

KLM CARGO INTRODUCES EURO 0,10 WAR SURCHARGE ON ASIA / MIDDLE EAST ROUTES
KLM INTENDS TO JOIN IN A GLOBAL STRATEGIC NETWORK SERVICES PARTNERSHIP WITH KPN
KLM TO DISCONTINUE AGENT COMMISSION IN NORTH EUROPE
KLM CARGO TAKES DELIVERY OF FIRST NEW BOEING 747-400 FREIGHTER EXTENDED RANGE
KLM TAKES FURTHER MEASURES
KLM ANNOUNCES VOLUNTARY DE-LISTING FROM FRANKFURT STOCK EXCHANGE
KLM CARGO REDUCES FUEL SURCHARGE FROM EUR 0.20 TO EUR 0.15, EFFECTIVE APRIL 7, 2003
KLM Traffic & Capacity March 2003
SIGNATURES

Sequential page No.

KLM Cargo introduces Euro 0,10 war surcharge on Asia/Middle East routes	3
KLM intends to join in a global strategic network services partnership with KPN	4/5
KLM to discontinue agent commission in North Europe	6
KLM Cargo takes delivery of first new Boeing 747-400 Freighter ER	7
KLM takes further measures	8/9
KLM announces voluntary de-listing from Frankfurt Stock Exchange	10
KLM Cargo reduces fuel surcharge from Euro 0.20 to Euro 0.15, effective April 7, 2003	11
KLM Traffic & Capacity March 2003	12
Signatures	13

     03/021

KLM CARGO INTRODUCES EURO 0,10 WAR SURCHARGE
ON ASIA / MIDDLE EAST ROUTES

AMSTELVEEN, March 25, 2003 – Today KLM Cargo decided to implement a war surcharge of Euro 0,10 per kilo actual weight, effective March 31, 2003. This war surcharge will apply on Europe – Asia and Europe – Middle East routes.

KLM Cargo is confronted with a number of immediate inefficiencies in its worldwide network, especially having impact on Asian and Middle East routes. These inefficiencies are cancellations, re-routings and decrease of payload.

In order to ensure the continuation of our network services to the largest possible extent a war surcharge is implemented.

This war surcharge is a temporary measure that will remain in force until KLM Cargo can resume normal operations.

AMS/DR/FH

03/022

KLM INTENDS TO JOIN IN A GLOBAL STRATEGIC NETWORK
SERVICES PARTNERSHIP WITH KPN

AMSTELVEEN – March 27, 2003 – KLM Royal Dutch Airlines has pre-selected KPN to negotiate for the provision of global network services. KLM Information Services estimates the contract’s value to exceed € 75 million over the next five years. The contract encompasses the consolidation of eight existing networks into a single, integrated, worldwide transmission network. KPN will assume full responsibility for network management and related services. The company intends to achieve substantial savings for KLM by migrating the traditional airline-specific legacy protocols and data communication networks to TCP/IP standards.

The airline industry has always made intensive use of data communications, which have given rise to custom-built airline standards, legacy technology and private networks. Global communication standards only emerged during the last decade via TCP/IP and Internet, which caused the cost of state-of-the-art technology to decline rapidly and offered new, more effective, commodity services.

KLM is among the first airlines to recognize that specialized companies like KPN are better positioned to manage its communication needs. KLM therefore reassessed its position on the provision of communication services and its transition to TCP/IP. This transition to the latest technologies will allow KLM to cut costs by at least € 7 million a year. It also enhances the added value of ICT for KLM’s business processes. KPN will ensure that KLM’s network remains future-proof through continuous innovation and improved flexibility.

“KLM is convinced that this partnership with KPN will allow for greater cost-reduction and responsiveness, now and in the future,” says Rob Ruijter, KLM’s Chief Financial Officer. “It will provide more flexibility and alignment of business needs while improving time-to-market of new technology. We put our trust in KPN as our sole data communications provider, protecting KLM’s interests as if it were KLM. This development will take our long-standing relationship with KPN to a higher level of maturity and trust.”

For further information please contact:

KLM Media Relations, tel.: +31(0)20-649 17 80

AMS/DR/AdF/HB

Notes to Editors:

About KLM

KLM Royal Dutch Airlines was founded on October 7, 1919. It has continued to operate under the same name to this day, making it the oldest scheduled airline in the world with a continuous history. In the fiscal year 2001/02 KLM carried 15,949,000 million passengers and 490,000 tons of cargo and mail. KLM ranks fifth among the more than 260 IATA member-airlines in terms of international revenue ton-kilometers flown.

KLM and its partner airlines operate a route network connecting more than 360 cities in 78 countries on 6 continents. On March 31, 2002, the KLM work force stood at 30,381 worldwide, 26,728 employed in the Netherlands, and 3,653 outside. KLM plays a central role in the KLM Group, which includes KLM cityhopper and Transavia Airlines. The KLM Group operates a modern fleet of 185 aircraft.

03/025

KLM TO DISCONTINUE AGENT COMMISSION IN NORTH EUROPE

AMSTELVEEN, March 28, 2003 – KLM Royal Dutch Airlines will no longer pay commission to travel agents in Norway, Sweden and Denmark effective July 1, 2003. The measure also applies for tickets issued by KLM’s partner Northwest Airlines. Until July 1, KLM will continue to pay travel agents the usual 7% commission for every ticket sold. The discontinuation of agent commission in North Europe reflects KLM’s strategy to reduce distribution costs and ensure greater transparency for customers.

KLM’s decision to stop paying agents commission is in line with current trends in the Northern European market. Other airlines have already stopped paying commission or intend to do so in the near future.

The new system will see KLM charging net ticket prices in Norway, Sweden and Denmark. Travel agents may then charge their customers a service fee on top of the ticket price. This will offer customers greater transparency regarding ticket-pricing structure, because the relationship between the ticket price and the value added by the travel agent will be clearer.

In Norway, Sweden and Denmark KLM will charge the same net ticket prices via its direct sales channels, the KLM Call Center and its website www.klm.com. KLM charges customers in these countries a service fee for reservations made via these channels.

These service fees are listed below:

	Call Center	Internet

Europe
Business Class	EUR 49	EUR 16
Economy Class	EUR 32	EUR 16
Intercontinental
Business Class	EUR 82	EUR 16
Economy Class	EUR 60	EUR 16
Customers who opt for an e-ticket will get an EUR 5.50 discount on the above fees.

Travel agents have been notified of these service fees and can adjust their own fees accordingly.

For further information, please contact
KLM Media Relations, tel. + 31 20 649 45 45

AMS/AR/LK/rdn

03/026

KLM CARGO TAKES DELIVERY OF FIRST NEW
BOEING 747-400 FREIGHTER EXTENDED RANGE

AMSTELVEEN, March 31, 2003 – KLM Cargo will take delivery of the first of three new Boeing 747-400 Freighters today. Alan Mulally President of Boeing Commercial Airplanes will present the “Eendracht” (Unity) to KLM Cargo EVP Michael Wisbrun at Boeing Field in Seattle. The new freighter will then depart for the Netherlands, where it will land at its home base Schiphol on Tuesday morning, April 1, 2003. The aircraft will be deployed on routes to the Far East, including Tokyo, Hong Kong, and Osaka.

The arrival of the new freighter signals the start of KLM’s fleet renewal program. Its aim is to improve the airline’s operational efficiency and flexibility, as well as reduce unit costs and extend the operational scope of the KLM fleet within the airline’s global network.

The Boeing 747-400 Freighter Extended Range is one of the world largest and best aircraft. Adding this aircraft to KLM Cargo’s worldwide network will serve to improve service to its customers considerably. The new Boeing 747-400 Freighter Extended Range can transport 112 tons of cargo and is equipped with a loading system designed especially for KLM Cargo. The second in the series will be delivered in April 2003.

“Even in these trying times, with so many fluctuations in demand and capacity, this freighter will allow us to operate more efficiently, because it ensures lower unit costs and a higher hourly yield,” says KLM Cargo EVP Michael Wisbrun. “This will improve our ability to further implement our Cargo plan on the long term. This will allow us to better serve the market in due course.”

For photomaterial, please check www.presslink.nl/klm

AMS/DR/FH/ss

03/027

Adverse effects on transport resulting from the Iraq crisis and SARS virus

KLM TAKES FURTHER MEASURES

AMSTELVEEN, April 1, 2003 — In view of the current world developments, KLM Royal Dutch Airlines will soon implement far-reaching measures to effect a direct improvement in results.

The company has also taken a variety of specific measures in an attempt to improve returns on the longer term. KLM will now go about identifying initiatives for the whole of the KLM Group which could contribute to a structural ten percent reduction of unit costs. The first results of these steps will be demonstrated in the fiscal year, which begins today.

On the short term, KLM is intensifying its company-wide focus on reducing costs and is aiming to maximize its cash position. Furthermore, the company is initiating an employment stop and will reevaluate all planned investments. All previous measures and those set for the short term will be assessed according to their ability to contribute to improving results. A conscious choice has been made to avoid any measures which only add incidentally to cost-savings.

On the longer term, KLM believes that the aviation sector will have to improve its results if it is to survive. In the past ten years, the average returns have fallen below 2% annually. For several months now, KLM has been making changes to bring about a lasting positive effect in the company. In the course of this year, the implementation of a new fleet will bring about lower unit costs. KLM has already instituted a company-wide purchasing policy based on reducing costs at every level. Within the dynamics of their own market environment, the various business units will be taking measures to improve results. By adapting its product and service model, KLM will be able to respond to changing customer demand. The company has set up a temporary project organization to identify and join supplementary initiatives to effect structural cost reduction.

Impact on workforce

The measures outlined above will have an impact on our workforce. The exact short-term consequences will only become clear in a couple for weeks. Based on an interim inventory of longer-term initiatives, KLM expects to cut several thousand jobs. A number of measures have therefore been implemented with immediate effect. One of these is a general recruitment stop. In addition, temporary employment contracts will not be extended and the hiring of external workers and advisors will be almost completely suspended. It is, however, inevitable that forced lay-offs will be required. KLM today informed the Works Council and trade unions of its decision.

Capacity adjustments

During the coming weeks, KLM will take a flexible approach in responding to developments in traffic demand in various markets. On March 20, KLM announced capacity adjustments particularly on routes to the Middle East and North America. Some of these have already been implemented. KLM has now also adjusted capacity in other route areas in response to declining demand resulting from developments surrounding the SARS virus. All (temporary) schedule adjustments can be found on www.klm.com and in KLM reservations systems.

AMS/DR/JCH/rdn

03/029

KLM ANNOUNCES VOLUNTARY DE-LISTING
FROM FRANKFURT STOCK EXCHANGE

AMSTELVEEN, April 2, 2003 – Effective April 23, 2003, KLM Royal Dutch Airlines will voluntarily de-list from the Frankfurt Stock Exchange. In recent years, the number of common shares traded on the Frankfurt Stock Exchange has been low. As a result, the company has decided to apply for de-listing from this stock exchange.

KLM shares will continue to be traded on the Amsterdam Stock Exchange Euronext and the New York Stock Exchange.

AMS/IR/bvk/km

03/030

KLM CARGO REDUCES FUEL SURCHARGE
FROM EUR 0.20 TO EUR 0.15,
EFFECTIVE APRIL 7, 2003

AMSTELVEEN, April 2, 2003 — KLM Cargo today decided that it will reduce the current fuel surcharge from EUR 0.20 to EUR 0.15 per kilogram actual weight. After spiraling oil prices earlier this year, jet fuel prices have decreased slightly over the past few weeks. The fuel surcharge reduction will take effect on April 7, 2003 and applies worldwide.

KLM Cargo has stipulated procedures for implementing, increasing, reducing or withdrawing a fuel surcharge. This procedure and fuel price developments are outlined on the KLM Cargo website www.klmcargo.com, under news.

AMS/DR/FH/BK

03/028

March overall load factor drops by 4.6 percentage points

	March			April through March

(in millions)	2003	2002	Growth (%)	2003	2002	Growth (%)

Overall
Revenue Ton-Kms	864	877	(1)	10,132	9,890	2
Available Ton-Kms	1,102	1,057	4	12,952	12,859	1
Load Factor (%)	78.4	83.0		78.2	76.9
Passenger
Revenue Passenger-Kms	4,800	4,953	(3)	59,417	58,447	2
Available Seat-Kms	6,226	5,863	6	74,825	74,051	1
Passenger Load Factor (%)	77.1	84.5		79.4	78.9
Cargo
Revenue Cargo Ton-Kms	382	380	1	4,197	4,050	4
Available Cargo Ton-Kms	512	490	4	5,852	5,816	1
Cargo Load Factor (%)	74.6	77.6		71.7	69.6

Note:

- Based on preliminary numbers.
- As of April 1, 2002 KLMuk traffic and capacity figures (excluding Buzz) are included in this publication.
Prior-year figures have been restated for comparative purposes.

Overall

In March, overall load factor decreased by 4.6 percentage points year-on-year to 78.4 percent. Overall traffic decreased by 1 percent, while capacity was up 4 percent on last year. As of March 24, KLM implemented various capacity adjustments to reflect the diminishing demand arising as a consequence of the war in Iraq. March traffic was also affected by the initial effects of the decline in demand as a result of the SARS virus.

Passenger traffic

Passenger load factor decreased by 7.4 percentage points to 77.1 percent. Passenger traffic was down 3 percent, while passenger capacity increased by 6 percent year-on-year.
On the North Atlantic, load factor dropped 7.5 percentage points to 81.2 percent. This is the result of a traffic increase of 4 percent and a year-on-year capacity increase of 13 percent.
On the Asia Pacific, load factor decreased by 10.3 percentage points to 79.8 percent. Traffic decreased by 2 percent, while capacity was 10 percent higher year-on-year.
Traffic on the Middle East route was down by 32 percent, while capacity adjustments resulted in a decrease of 16 percent. As a consequence load factor dropped 16.3 percentage points to 66.4 percent.
All other intercontinental route areas have reported similar load factor decreases in March.
In Europe, traffic decreased by 2 percent on 4 percent higher capacity. This resulted in a load factor drop of 4.3 percentage points to 70.2 percent.

Cargo traffic

Cargo load factor decreased by 3 percentage points to 74.6 percent. Cargo traffic increased by 1 percent year-on-year on 4 percent higher capacity.
On the Asia Pacific routes traffic increased with 1 percent on a 4 percent capacity increase.
The North Atlantic routes show 1 percent higher traffic, with 6 percent higher capacity.

Amstelveen, April 3, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: April 4, 2003	By	/s/ R.A. Ruijter

Name: R.A. Ruijter Title: Managing Director & CFO

	By	/s/ H.E. Kuipéri

Name: H.E. Kuipéri Title: Senior Vice President & General Secretary